≡GOLDCORP

TSX: **G**   NYSE: **GG**

Suite 3400 – 666 Burrard St.
Vancouver, BC, V6C 2X8
Tel: (604) 696-3000
Fax: (604) 696-3001

GOLDCORP TO RELEASE 2015 THIRD QUARTER RESULTS AND HOST CONFERENCE CALL AND WEBCAST ON OCTOBER 29TH

Vancouver, British Columbia, September 18, 2015 – GOLDCORP INC. **(TSX: G, NYSE: GG)** will release third quarter results prior to market open on Thursday, October 29, 2015.

A conference call will be held Thursday, October 29, 2015, at 10:00 a.m. (PDT) to discuss the results. Participants may join the call by dialing toll free 800-355-4959 or 416-340-2216 for calls outside Canada and the U.S. A recorded playback of the call will be available until November 29, 2015 by dialing 800-408-3053 or 905-694-9451 for calls outside Canada and the US. Conference ID#: 2588552.

A live and archived webcast will also be available at www.goldcorp.com.

Goldcorp is a leading gold producer focused on responsible mining practices with safe, low-cost production throughout the Americas. A portfolio of long-lived, high-quality assets positions Goldcorp to deliver long-term value.

For further information, please contact:

Jeff Wilhoit
Vice President, Investor Relations
Goldcorp Inc.
Telephone: (604) 696-3074
Fax: (604) 696-3001
E-mail: info@goldcorp.com
www.goldcorp.com